

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 20, 2015

Craig Ruckman, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, D.C. 20006-1600

> Re: MetLife Insurance Company USA:
> "Shield Level Selector 3-Year" Annuity Contract
> Initial Registration Statement filed on Form S-3
> File No. 333-207091 ("National Version")
>
> Metropolitan Life Insurance Company:
> "Shield Level Selector 3-Year" Annuity Contract
> Initial Registration Statement filed on Form S-3
> File No. 333-207093 ("NY Version")

Dear Mr. Ruckman:

The staff reviewed the initial registration statements listed above, which the Commission received on September 24, 2014. We have given the National Version selective review. Based on our review, we have the following comments that unless indicated otherwise apply to both the National and NY Versions. Page references are to the pages of the marked courtesy copy of the National Version prospectus provided to the staff.

1.   General

As outlined in General Instruction 1 of Form S-3, please explain to the staff in detail the basis upon which the Company is eligible to file its registration statement on Form S-3.

2.   Special Terms (page 4)

For the National Version, please delete the term and definition for "MetLife" on page 6.

3.   Summary (page 8)

For the National Version, please highlight the first sentence of the fourth paragraph and for the NY Version, the last sentence of the third paragraph.

4. **The Annuity Contract (page 12)**

       a. Please delete the clause added to the last sentence of the fifth paragraph in light of preceding added disclosure in the same paragraph.

       b. Rather than delete the last paragraph of this section in its entirety, please consider replacing it with the current position regarding same sex marriages, *i.e.*, reiterate the fourth paragraph under "Federal Tax Considerations – Introduction" on page 35 here.

5.   Please highlight the last sentence of the first paragraph under "Shield Rates" on page 16, the third paragraph following the Shield Rates table on page 16, and the last paragraph added under "Rate Crediting Types" on page 17.

6. **Withdrawal Provisions (page 24)**

       a. For the National Version, in item (d) of same formula, please briefly explain what "endorsement fees" are and disclose those fees on page 10.

       b. For the National Version, following item (vii) under "When No Withdrawal Charge Applies" on page 25, please identify those states where the Nursing Home Exception/Terminal Illness Exception are <u>not</u> available.

7. **Income Payments (The Income Period) (page 33)**

     In the paragraph preceding and following "Death of Owner During the Income Period" on page 35, please clarify that remaining Income Payments will be paid upon your death only if applicable, *i.e.*, not necessarily true for Life Annuity option.

8.   Please confirm that the "Federal Tax Considerations" section beginning on page 35 is current and accurate.

9.   For the National Version, in the first paragraph under "Your Right to Cancel (Free Look)" on page 43, please identify the states that do not require a free look provision.

10.   In the first sentence of the third paragraph under "Distribution of Contracts" beginning on page 46, please define "Company."

PART II

11.   Please confirm Item 14 as to accuracy of legal fees and registration fee for National Version.

12.   Please confirm that all exhibits specific to this annuity contract have been filed. For example, please note the lack of any reference to Separate Account in Exhibit 1.

13. For the NY Version, please note that no power of attorney was provided for director Edward J. Kelley, III, nor did he sign the registration statement.

14. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

15. Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants are in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Additionally, copies of documents or letters filed on EDGAR may be sent to me at ohm@sec.gov. Mail or deliveries should be addressed to the U.S. Securities & Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office